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SI 19006056

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

SEC FILE NUMBER
8-08193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle, Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street, Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer / Chief Compliance Officer
Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kelly L. Daye, Notary Public
Butler County
My commission expires July 24, 2022
Commission number 1006274
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2018

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of E.E. Powell & Company, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 1992.

Pittsburgh, Pennsylvania
February 27, 2019

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 78,635
Deposit with Clearing Organization	100,000
Receivable from Clearing Organization	198,075
Prepaid Expenses and Other Assets	13,075
Furniture and Equipment, Net of Accumulated Depreciation of $42,908	6,142
Total Assets	$ 395,927

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 42,045
Total Liabilities	42,045
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Total Stockholders' Equity	353,882
Total Liabilities and Stockholders' Equity	$ 395,927

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2018

Revenues	
Commissions and Fees	$ 863,525
Net Trading Gains	294,097
Mutual Funds – Direct Sales	189,856
Interest and Dividends	1,843
Total Revenues	1,349,321
Expenses	
Employee Compensation and Benefits	1,095,699
Other Operating	75,555
Occupancy	73,676
Commissions and Clearance Fees	54,790
Communications and Data Processing	14,861
Quotation Services	10,898
Interest	696
Total Expenses	1,326,175
Income Before Income Tax Expense	23,146
Income Tax Expense	(5,949)
Net Income	$ 17,197

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2018

	Common Stock	Paid In Capital	Accumulated Deficit
Balance, Beginning of Year	$ 321,913	$ 31,969	$ (17,197)
Net Income	-	-	17,197
Balance, End of Year	$ 321,913	$ 31,969	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows From Operating Activities		
Net Income	$	17,197
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		4,809
Changes in assets and liabilities:		
Accrued Rent		5,323
Receivable from Clearing Organization		(22,463)
Prepaid Expenses and Other Assets		697
Accrued Payroll and Related Liabilities		(1,958)
Net Cash Provided by Operating Activities		3,605
Cash Flows Used In Investing Activities		
Purchase of Furniture and Equipment		(1,556)
Increase in Cash		2,049
Cash, Beginning of Year		76,586
Cash, End of Year	$	78,635
Supplemental Disclosure Of Cash Flow Information		
Interest Paid	$	696

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2018.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

On January 1, 2018 the Company adopted the FASB Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of Company's primary sources of revenue such as commission income. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted. The Company did not record any cumulative effect adjustment to opening equity. Substantially all revenue is generated through commissions earned for executing trades for clients. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. Trading gains are recognized when the underlying securities are sold to the customers while the management fees are billed in advance by the Company at the beginning of each quarter in accordance with the signed agreement with the customers. Interest and dividends are recorded on the accrual basis.

Disaggregated Revenue

Revenue Stream	Income Statement Classification	Total Revenue
Commissions	Commissions and sales credits	$ 675,640
Management Fees	Fees	187,885
Trading gains	Net trading gains	294,097
Mutual funds – direct sales	Mutual funds – direct sales	189,856
Interest and dividends	Interest and dividends	1,843
Total revenue		$ 1,349,321

Deposit with Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial condition.

Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three to seven years. Depreciation expense was $4,809 for the year ended December 31, 2018.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2018.

The Company is a C corporation and is subject to federal income tax and state income taxes in Pennsylvania.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2018.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2018 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

New Accounting Pronouncement

During February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual report periods beginning after December 15, 2018. Early adoption is permitted. The company does not believe that the adoption of ASU No. 2016-02 will have a material effect on its results of operations, financial position or cash flows.

2. Income Taxes

A deferred tax liability of $827 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2018. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $3,937. These carryforwards expire beginning in the year 2024.

During 2018 the Company recorded an income tax provision of $5,949 as follows:

Current:		
Federal	$	5,153
State		-
Deferred:		
Federal		796
State		-
Provision for income taxes	$	5,949

3. Line of Credit

The Company has a line of credit with a bank available for borrowings of up to $100,000. Interest is payable at the prime rate plus one and a half percent (6.5% at December 31, 2018). No amounts were outstanding on the line of credit at December 31, 2018.

4. Operating Lease

The Company has an operating lease for office space. Rent expense was $60,204 for the year ended December 31, 2018. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2018 are as follows:

Year Ending December 31:		
2019	$	61,964
2020		40,128
Total	$	102,092

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $334,665 at December 31, 2018, which was $84,665 in excess of its required net capital of $250,000. The Company's net capital ratio was .13 to 1 at December 31, 2018.

6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $27,310 for the year ended December 31, 2018.

8. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2018; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditor